Exhibit 99.1

Ballard Announces Results of Annual General Meeting

VANCOUVER, June 8, 2017 /CNW/ -  Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced results of its 2017 Annual General Meeting, which was held yesterday at the Company's headquarters facility in Burnaby, British Columbia.

All nominees listed in the Management Proxy Circular dated April 18, 2017 were elected as directors of the Company. Each of the Ballard directors was elected or re-elected by a majority of the votes cast by shareholders present or represented by proxy. Director biographies are available in the Corporate Leadership section of the Company's website.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Ian A. Bourne	41,275,156	98.39	675,968	1.61
Douglas P. Hayhurst	41,462,289	98.83	488,835	1.17
Duy-Loan Le	41,441,932	98.79	509,192	1.21
R. Randall MacEwen	41,483,115	98.88	468,009	1.12
Marty Neese	41,472,067	98.86	479,057	1.14
James Roche	41,372,439	98.62	578,685	1.38
Ian Sutcliffe	41,339,043	98.54	612,081	1.46
Janet Woodruff	41,523,130	98.98	427,994	1.02

At the Annual General Meeting, Ballard's CEO provided an update on the business, which can be found at www.ballard.com/investors/presentations-events.

In addition, KPMG LLC Chartered Accountants was appointed as auditor for the Company and an advisory vote approved the approach to executive compensation disclosed in the Company's Management Proxy Circular.

Item	For	% For	Against	%Against	Withheld/ Abstain	%Withheld/ Abstain	Non-Vote
Appointment of Auditors	75,099,051	98.69	0	0	997,909	1.31	0
Executive Compensation	40,950,461	97.61	1,000,661	2.31	0	0	34,145,835

Final voting results on all matters voted on at the Annual General Meeting held on June 7, 2017 will be filed on SEDAR (www.sedar.com).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/09/c6457.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 01:30e 09-JUN-17